November 20, 2006

Jim B. Rosenberg
Senior Assistant Chief – Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington D.C. 20549

Dear Mr. Rosenberg:

Set forth below are responses to comments contained in your letter, dated November 9, 2006, to Christopher Clement of Savient Pharmaceuticals, Inc. (“Savient”) relating to Savient’s Annual Report on Form 10-K for the period ending December 31, 2005 and filed on March 28, 2006 (the “Form 10-K”). To assist your review, we have retyped the text of the Staff’s comments in italics below.

Item 8. Financial Statements and Supplementary Data, page 44

Report of Independent Registered Public Accounting Firm, page 45

Please confirm that this report was manually signed by your auditors, pursuant to Rule 2-02(a) of Regulation S-X and, if so, please provide the report to us including the signature. In addition, please confirm that you will include signatures in your future filings, in accordance with Rule 302 of Regulation S-T.

Response: We confirm that the Report of Independent Registered Public Accounting Firm was manually signed by our auditors pursuant to Rule 2-02(a) of Regulation S-X, and are providing the Commission with a copy of this report, with signature. We further confirm that we will include signatures in our future filings in accordance with Rule 302 of Regulation S-T.

In connection with Savient’s response above, Savient hereby confirms that:

•	Savient is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	Savient may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information with respect to the Form 10-K, please contact the undersigned by telephone at (732) 565-4705 or by facsimile at (732) 418-9065. Thank you for your assistance.

Very truly yours,
Philip K. Yachmetz

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Savient Pharmaceuticals, Inc.

     We have audited the accompanying consolidated balance sheets of Savient Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Savient Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company restated its pro-forma disclosures related to SFAS No. 123, Accounting for Stock-Based Compensation.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II – Valuation and Qualifying Accounts is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Savient Pharmaceuticals, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 27, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of material weaknesses.

/s/ Grant Thornton LLP

New York, New York
March 27, 2006